MAMAMANCINI’S HOLDINGS, INC.

25 BRANCA ROAD

EAST RUTHERFORD, NJ 07073

May 7, 2013

Susan C. Block

Attorney-Advisor

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mascot Properties, Inc.
Amendment No. 2 to Form 8-K
Filed April 16, 2013
File No. 333-174445
Form 10-K for fiscal year ended
December 31, 2012
Filed April 16, 2013
File No. 333-174445

Dear Ms. Block:

By letter dated April 30, 2013, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided MamaMancini’s Holdings, Inc. (formerly Mascot Properties, Inc.) (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 2 to Current Report on Form 8-K, filed on April 16, 2013 (the “Current Report”) and Form 10-K for the fiscal year ended (the “10-K”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

General

1. We note your Form 10-K for the fiscal year ended December 31, 2012, filed April 16, 2013. To the extent our comments below relating to your amended Form 8-K apply to the disclosure in that Form 10-K, please revise your Form 10-K in future filings.

RESPONSE: To the extent the comments below relate to our Form 10-K, we will revise our Form 10-K in future filings.

2. Please consecutively number subsequent amendments to your Form 8-K. refer to Exchange Act Rule 12b-15. We note your marked this as Amendment no. 1 again.

RESPONSE:We have properly marked this subsequent amendment as Amendment No.3

3. Please submit to EDGAR with your next amended filing a marked version of the amendment marked to show changes. Refer to Item 310 of regulation S-T.

RESPONSE: We have submitted a marked version of the amendment marked to show changes in accordance with Item 310 of regulation S-T.

Item 2.01 Completion of Acquisition or Disposition of Assets. Page 2

Management’s discussion and Analysis, page 21

Plan of Operation. Page 21

4. Refer to the second paragraph. Please revise to state that it is your belief that some of your products have shown excellent acceptance or delete that statement.

RESPONSE:We have revised our disclosure accordingly.

5. Please revise the last sentence of the second paragraph of this section to substantiate that your pricing “is attractive to major competitors.” Also, please briefly explain what you mean by this statement or clarify, if true, that you are referring to your customers.

RESPONSE:We have revised our disclosure accordingly.

6. Please refer to the fifth paragraph. Please balance the disclosure to indicate that there is no guarantee that Meatball Obsession will be able to rapidly open more units in 2014.

RESPONSE:We have revised our disclosure accordingly.

7. Please refer to the sixth paragraph. We note you indicate that the Company expects that its packaging costs will decrease. Please balance the disclosure to indicate that there is no guarantee that you will be able to decrease packaging costs and decrease the cost of labor if demand increases. Also please clarify that there is no guarantee demand will increase.

RESPONSE:We have revised our disclosure accordingly.

8. We note your response to prior comment 9. Please reconcile your statement in the footnote to the table on page 21 that you do not believe slotting fees “are major cost of growth” with your disclosure in the seventh paragraph of Plan of Operation where you attribute slotting fees in part to your projected operating loss for fiscal year 2013.

RESPONSE:We have revised our disclosure accordingly.

Liquidity and Capital Recourses, page 22

9. In the last paragraph, please balance the disclosure to indicate that there is no guarantee that you will be able to raise all the capital that you anticipate needing.

RESPONSE:We have revised our disclosure accordingly.

Item 4.01

10. We note your revised disclosures in the third paragraph of Item 4.01 in response to prior comment 1 continue to discuss disagreements and reportable events through December 31, 2012 rather than through January 24, 2013, in the interim period through the date of dismissal. As originally requested, please revise to ensure that your disclosures regarding disagreements and reportable events in accordance with Items 304(a)(1)(iv) and (v) of Regulation S-K refer to the interim period through the date of dismissal. Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

RESPONSE:We have revised our disclosure accordingly and included a letter from the former auditor related to same.

Exhibit 99.2

11. Please file and amended Form 8-K to include a properly signed opinion in accordance with Article 2 of Regulation S-X. Specifically, no auditor has signed the Opinion. An amended Form 10K for the year ended December 31, 2012 with similar revisions should also be filed.

RESPONSE: We have included a new opinion which is properly signed in accordance with Article 2 of Regulation S-X. We shall file a revised 10-K with the same opinion as well.

Further the Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

By:	/s/ Carl Wolf
Name:	Carl Wolf
Title:	Chief Executive Officer